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August 20, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Union Pacific Corporation
Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of Union Pacific Corporation (the “Registrant”), we are transmitting for electronic filing under the Securities Act of 1933, as amended (the “1933 Act”), Amendment No. 1 to the Registrant’s registration statement on Form S-4 (the “Amendment”). The Amendment relates to the exchange of registered Notes for outstanding unregistered Notes.

If we may cooperate with you in any way in the processing of this registration statement, please telephone the undersigned at (312) 845-3273 or James M. Audette at (312) 845-3421.

Very truly yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Walt L. Draney
Walt L. Draney

Enclosures